Exhibit 4.7

MEMORANDUM OF AGREEMENT Dated: 16th January 2007	Norwegian Shipbroker' Association’s Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO)in 1954.
Code-name SALEFORM 1993 Revised 1966, 1983 nnd 1985/87.

Classical Ownlog Company limited, MI
hereinafter called the Sellers, have agreed to sell, and
Britanaia Bulk Plc, London, United Kingdom or their Guaranteed Nominee hereinafter  called the Buyers, have agreed to buy

Name: M.V. DELRAY

Classification Society/Class:Lloyds

Built: 1994	By: Hudong Shipyard, Shanghai

Flag: Malta	Place of Registration: Valetta

Call Sign: 9HQTS	Grt/Nrt: 38267/23975

Register Number: IMO #: 9052604

hereinafter called the Vessel, on the following terms and conditions:

Definitions

“Banking days” are days on which banks are open both in the county of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

“In writting” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

“Classification Society” or “Class” means the Society referred to in line 4.

1.                         Purchase Price USD 36,735,000. (Thirty Six Million, Seven Hundred and Thirty Five Thousand United States Dollars).

2.                         Deposit

As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within 3 (three) banking days from the date of this Agreement being signed by both parties, by fax and joint bank account number has been issued by the Sellers’ bank. This deposit shall be placed with Sellers’ nominated  bank, HSH Nordbank and held by them in a joint account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

Buyers and Sellers to cooperate and provide all documents/Forms required for the opening of the joint account in a prompt and efficient manner without causing any dellborate delays.

3.                      Payment

The Buyers shall pay (90%) ninty percents payment of the Purchase Price (the “Balance”) together  with other extra money for bunkers and Iuboils and whatsoever to be  paid by the Buyers hereunder (the “Extra”) shall be paid in the Sellers’ bank (HSH Nordbank) on the date of delivery of the  Vessel. The 90% payment and the Extra shall be paid to the Sellers upon delivery of the Vessel only against the Sellers’ presentation to the Bank of the copy of Protocol of the documentary Delivery and Acceptance of the Vessel duty signed by authoritzed persons of both the Sellers and the Buyers.

~~The said Purchase Price shall be paid in full free of bank charges to on delivery of the Vessel~~, but not later then 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5.

Sellers to tender Notice of readiness to the Buyers for delivery once the vessel is in all respects ready for delivery and in accordance with the terms and conditions of the agreed MOA.

Interest, if any, on the Deposit, the Balance and the Extra shall be for the Buyers’ account.

Any charge or fee requested by the Buyers’ Bank on remitting the Balance and the Extra shall be borne by Buyers. Any charge or fee requested by the Sellers’ Bank on holding/lifting the Balance and the Extra shall be borne equally by the Sellers and the Buyers.

Closing and exchange of delivery documents shall take place to Seller’s nominated bank in Germany, Greece or London

4.                         Inspections

a)*                  The Buyers have realved their rights to inspect ~~inspected and accepted~~ the Vessel’s classification records. The Buyers have also inspected the Vessel at/in                or               and have accepted the Vessel ~~following the inspection~~ and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

b)*                 ~~The Buyers shall have the right to inspect the Vessel’s classification records and declare whether same are accepted or not within.~~

~~The Sellers shall provide for inspection of the Vessel at/In~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The-Buyers shall inspect the Vessel without opening-up and without cost to the Sellers. During the inspection, the Vessel’s deck and engine log books shall be made available for examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall become outright and definite, subject only to the terms and conditions of this Agreement  provided the Sellers receive written notice of accpetance from the Buyers within 72 hours  after completion of such inspection.~~

~~Should notice of acceptance of the Vessel’s classification records and of the Vessel not be  received by the Sellers as aforesaid, the deposit together with interset earned shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

4 a)and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions,  alternative 4 a)  to apply.

5.                         Notices, time and place of delivery

a)                         The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with 25/20/5/10/7 approximate days notices,         , and 3/2/1 definite days  notice of the estimated time of arrival at the Intended place of ~~drydocking/underwater inspection/~~ delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agrrement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)                        The Vessel shall be delivered and taken over charterfree safety afloat at a safety and accessible berth buoy/port or anchorage at/in within world wide area between February 18th, 2007 and April 30th, 2007 in

Sellers option.

~~In the Sellers’ option~~.

Expected time of delivery: between 18th February, 2007 and 30th April 2007 in Sellers option.

Date of cancelling (see Clauses 5 c), 6 b) (iii) and 14): 30th April 2007 in Buyer’s option.

The Buyers shall take delivery of the Vessel within three (3 business days (Saturday/Sunday/holidays in England and nominated country of closing excluded) after the Sellers have tendered to the Buyers a Notice of Readiness for Delivery, the date of tendering such notice being inclusive. The Notice of Readiness for Delivery shall be submitted by the Sellers is the Buyers (anytime, day and night including Saturday, Sunday and holidays) once the Vessel is ready for delivery.

c)                         If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 5 running days of receipt of the notice or of accepting the new date as the new cancelling date, if the Buyers have not declared their option within 7 5 running days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d)                        Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.                         Drydocking/Divers Inspection See Clause 17

~~a)**           The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.~~

~~b)**          (i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.~~

~~(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall  arrange for the Vessel to be drydocked  at their expense for  inspection  by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made~~

~~good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society’s attendance.~~

~~(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable drydocking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 running days.~~

~~c)                         If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above~~

~~(i)  the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.~~

~~(ii)  the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel’s class*.~~

~~(iii)  the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.~~

~~(iv)  the Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.~~

~~(v)  the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers’ or the Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional decking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 6 b).~~

~~*                            Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~

~~**                     6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.~~

7.                         Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board, on order including all navaids and wireless equipment and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of delivery ~~inspection~~ used or unused, whether on board or not shall become the Buyers’ property, ~~but spares on order are to be excluded~~. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tall-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without  extra payment if they are the property of the Sellers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery , linen and other articles bearing the Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. Captain’s Officers’ and Crew’s personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire): log books, holy icons, ISM manuals, original certificates which must be surrendered to authorities and hired or third party’s items, which shall be taken ashore by the Sellers upon or before delivery of the Vessel.

Hired or third party’s items as follows: oxygen/acetylene/R22 Gas Bottles.

~~The Buyers shall take over the remaining bunkers and unused lubricating oils in storage tanks and sealed drums and pay the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel~~.

Buyers to pay extra for remaining bunkers, if March 07 delivery max 1600 tons ifo at price usd 320 per mt and max 160 tons mdo at used 640 per mt. If April 07 delivery similar maximum quantities and prices as per those at last bunkering port as per copy of suppliers origined invoices. If such invoices are not in the possession of the Sellers then platts prices at the last bunkering port at the time of the bunkering to apply.

Also Buyers to pay extra for vessel’s unused luboil that have not passed through the vessel’s system in designated storage tanks and sealed drums/pails/at Seller’s last net prices evidenced by invoices.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.                         Documentation

~~The place of closing:~~

At the time of closing the Sellers shall provide the Buyers for the purpose of registration of the vessel under their flag with the necessary certificates and other documents reasonably required by the Buyers such as CSR documents etc. Documents to be mutually agreed between Buyers and Sellers and to be  incorporated as an Addendum in the MOA.

~~In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:~~

~~a)                         Legal Bill of Sale in a form recordable in (the country in which the Buyers are to register the Vessel) warranting that the Vessel to free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notorially attested and legalized by the consul of such country or other competent authority.~~

~~b)                        Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.~~

~~c)                         Confirmation of class issued within 72 hours prior to delivery.~~

~~d)                        Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.~~

~~e)                         Certificate of deletion of the Vessel from the Vessel’s registry or other registry evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately in written~~

~~undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4(four) weeks after the Purchase Price have been paid and the Vessel has been delivered.~~

~~f)                           Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.~~

~~At the time of delivery the Buyers and Sellers shall sign and deliver to each other protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.~~

~~At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Seller’s possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same.~~

All plans, drawings and instruction manuals (excluding ISM manuals) which are on board shall be delivered to the Buyers’ Master as they are upon delivery of the Vessel.

All remaining plans, drawings and instruction manuals in the Sellers’ possession shall be forwarded to the Buyer’s Danish office promptly after delivery. Forwarding charges, if any, shall be for the Buyers’ account.

Logbooks shall be retained by the Sellers. However the Buyers have the right to take photocopies of same before delivery as the Buyers’ cost with the Master’s approval.

9.                         Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime items or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.                  Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.

11.                  Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the  Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted. However, the Vessel shall be delivered with her class maintained without condition of class ~~/recommendation*~~, free of average damage affecting the Vessel’s class, and with her classification certificates, International and national certificates, as well as all other certificates the Vessel had at the time of inspection clear, valid and unextended without condition/recommendation* by Class or the relevant authorities at the time of delivery. Buyers acknowledges vessel is due IS/DD June 2007.

“Inspection” in this Clause 11, shall mean the Buyers’ Inspection according to clause 4 a) or 4 b), if applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

CSM items to be upto date without outstandings at the time of delivery.

*                            Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.                  Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.                  Buyers’ default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.                  Sellers’ default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.                  Buyers’ representatives

After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense upon ~~arrival at~~ for maximum ~~on or about~~ 6 weeks.

These representatives are on board for the purpose of familiarisation and strictly in the capacity of observers only and under the Masters command, and they shall not interfere in any respect with the operation of the Vessel and her schedule. ~~The Buyers’ representatives shall sign the Sellers’ letter of indemnity prior to their embarkation.~~

Indemnity letters from each buyer’s representatives and from the Buyers satisfactory to the Sellers shall be provided to the Sellers before the above representatives’ boarding. Sold Buyers representatives to be allowed to use vessel’s communication equipment and said charges will be settled by Buyers during vessel’s clearing of title and delivery to the Buyers.

Upon tendering 3 days definite notice of vessels expected delivery, the Buyers are permitted to place on board upto 2 other crew members when Sellers shall demonstrate and familiarise Buyers representatives/crew on the operation of the vessels equipment, machinery and systems.

Such demonstration shall be without prejudice to the condition of the vessel and its scope shall be at the sale discretion of the Master. Buyers reps shall in no case interfere with the vessel’s operation.

16.                  Arbitration

a)*                  This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1960 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

Arbitrators to be members of the LMAA.

~~b)*                 This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court.~~

~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc. New York.~~

~~c)*                  Any dispute arising out of this Agreement shall be referred to arbitration at                                    , subject to the procedures applicable there. The laws of                                   shall govern this Agreement.~~

*                            16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.

Additional clauses 17-19 herewith attached fares an integral part of this Agreement.

This document is a computer generated copy of “SALEFORM 1993”, printed by authority of the Norwegian Shipbrokers’ Association, using software which is the copyright of Strategic Software Ltd. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the preprinted text of this document, the original document shall apply. The Norwegian Shipbrokers’ Association and Strategic Software Ltd. assume no responsibility for any loss or damage caused as a result of discrepancies between the original approved document and this document.

ADDITIONAL CLAUSES TO M.V. “DELRAY”
MEMORANDUM OF AGREEMENT DATED 16TH JANUARY 2007.

CLAUSE 17

No drydocking shall apply.

However, the Buyers, at their risk and expenses, have the right to carry out an inspection of under-water parts of the Vessel by divers approved by vessels class in the presence of class surveyor with Buyers’ right to attend without interference at the video monitor or in any way with class surveyors work. Sellers will give notice to Buyers of the place/time they intend to make the vessel available for such inspection. Buyer’s failure to appoint divers approved by class or attend underwater inspection as per Sellers’ notification will be deemed a waiver of their right to inspect the vessel’s underwater parts. The Class surveyor’ to be appointed by the Sellers, however, all expenses to be for the Buyers’ account.

If the conditions at the place of underwater inspection are unsuitable for such inspection, then Sellers shall make the vessel available at a suitable alternative place. Should the vessel touch bottom and or run aground after such underwater inspection and before delivery, the Sellers are to immediately inform Buyers the full and complete details accordingly.

Should any damage affecting class be found by class surveyor in under-water parts and class approves postponement of repair of such damage until vessel’s next periodical drydock or survey, then the Sellers have the option to repair same to class’s satisfaction or to agree a sum of money with the Buyers which shall be deducted from the purchase price at the time of closing by way of compensation. This sum shall be either mutually agreed or be based upon the average of (two) 2 shipyard quotations from Chinese Shipyard, in China, one obtained by each party. Such shipyard to have its own factory which can accommodate similar size Vessel for repair. It is understood by both parties that the amount of the monetary settlement is confined to direct repair cost only and does not include indirect cost such as dry-docking fee, general expenses, deviation cost, off hire and other costs whatsoever and that such amount of the monetary settlement is deducted from the Purchase Price (for labour and material costs only) at the time of delivery.

If present class requires repair of such damage before the next periodical dry-docking or survey, then the Sellers shall repair it up to class’s satisfaction at their account prior to delivery, in such case the cancelling date shall be extended by the corresponding days lost due to such repair including drydocking, waiting time for dry-docking, deviation etc.

In the event that the Vessel is drydocked, the Buyers have the right to clean and paint the underwater parts below the summer loadline at the Buyers’ risk and account without interfering with the Sellers’ or vessels class work and without affecting the smooth and timely delivery of the Vessel but in any case, the tailshaft shall not be drawn.

If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed their work, the Sellers have the right to tender the Notice of Readiness for Delivery whilst the Vessel is still in drydock and the Buyers are obliged to take delivery of the Vessel immediately after such Notice of Readiness tendered, whether the Vessel is in drydock or not. Any extra time and cost for the additional drydocking incurred by reason of such Buyers’ work shall be at the Buyers’ risk and account.

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CLAUSE 18

All details of those negotiations and any eventual sale shall be kept strictly private and confidential among all parties concerned, except where required by statutory or requirements for stock listed companies.

CLAUSE 19

The vessel to be delivered free of detainable Port State Control conditions or deficiencies which would affect class status or prevent the vessel from sailing the port of delivery.

On behalf of the Sellers	On behalf of the Buyers

/s/ Seller	/s/ C. J. Hanson
Name: Seller	Name:	C. J. Hanson
Title: Attorney-in-fact	Title:	Managing Director
Britannia Bulk Plc.

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